Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS FOR
THE FOURTH QUARTER AND FULL YEAR OF 2008

Full year 2008 revenues reached $132.6 million, a pro-forma YoY growth of 27%;
2008 earnings per share reached $0.69, a pro-forma YoY growth of 20%

AZOUR, Israel – February 23, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2008.

Highlights of the Quarter (compared with the pro-forma fourth quarter last year)
—	Strong bottom-line growth
—	Improvement in pro-forma gross and operating margins
—	A 16,000 net subscriber increase in the quarter to a record of 511,000 as of December 31, 2008

As previously announced, the sale of Telematics was completed on December 31st, 2007. The 2008 results therefore exclude the contribution of Telematics. The pro-forma results of 2007 and the comparable quarter in 2007 also exclude the contribution of Telematics, to enable investors to compare Ituran’s historical results with current results on a similar basis.

Fourth Quarter Results
Revenues for the fourth quarter of 2008 reached US$29.4 million. This represents a slight 0.5% decrease compared with pro-forma revenues of US$29.5 million in the fourth quarter of last year. Excluding the effect of the strengthening US dollar, particularly against the Brazilian Real, Ituran would have seen an increase in revenues.

Operating profit for the fourth quarter of 2008 was US$5.2 million (17.6% of revenues) compared with a pro-forma operating profit of US$4.7 million (15.8% of revenues) in the fourth quarter of 2007. The operating profit was negatively affected by the increase in the value of the dollar against the other currencies in which Ituran operates, particularly the Brazilian Real.

EBITDA for the quarter was $8 million (27.1% of revenues) compared to a pro-forma EBITDA of $6.6 million (22.4% of revenues) in the fourth quarter of last year.

Financial income in the quarter was US$5.3 million as compared with a pro-forma financial income of $0.6 million in the fourth quarter of last year.

A financial gain of $4.5 million was recorded as a result of the strong appreciation of the US dollar against the Israeli shekel during the quarter, compared with the prior quarter. This, as previously explained, is due to the fact that most of the Company’s cash is held in US dollars for strategic purposes, while Ituran’s functional currency in Israel is the Israeli Shekel.

In the quarter, the Company recorded a $1.6 million write-off related to an investment in South Korea which was made in the first half of 2007.

Net profit was US$5.9 million in the fourth quarter of 2008 (20% of revenues), representing a fully diluted EPS of US$0.28. This is compared with a pro-forma net profit of US$3.7 million (12.5% of revenues), representing a fully diluted EPS of US$0.16, excluding the net proceeds from the sale of the Telematics business and a one-time write-off related to an affiliated company of $0.3 million, as recorded in the fourth quarter of 2007.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Cash flow from operations during the quarter was US$9 million.

Full Year Results
 Revenues for the full year 2008 reached US$132.6 million. This represents a 27% increase compared with pro-forma revenues of US$104.6 million, achieved in 2007.

Operating profit for the full year grew 44%, reaching US$25.7 million (19.3% of revenues) compared with a pro-forma operating profit of US$17.8 million (17% of revenues) in 2007.

Annual net profit, which includes a write-off of $1.6 million related to an investment in South Korea, was US$14.9 million in 2008 or earnings per diluted share of $0.69. This is compared with a pro-forma net profit of US$13.5 million or earnings per diluted share of $0.58, as reported in 2007, excluding the net proceeds from the sale of the Telematics business and a one-time write-off related to an affiliated company of $0.3 million.

Cash flow from operations during 2008 was US$27.3 million.

As of December 31, 2008 the company had a net cash position (including marketable securities) of US$55.3 million compared with US$57.6 million on September 30, 2008 and US$37.9 million on December 31, 2007.

Dividend
The Board of Directors declared a dividend of US$3.7 million for 2008.

Eyal Sheratzky, Co-CEO of Ituran said, “While our financial results on the top line were negatively impacted by the currency translation to dollars, from a business and strategic standpoint, we are happy with our results. Our subscriber base continues to grow, surpassing the half-a-million milestone, with a net increase of 16,000 in the fourth quarter from which our Brazilian business contributed the majority.”

“While the sharp global macroeconomic slowdown worsened in the past quarter, our results demonstrate the defensive nature of our business. We have a unique business model, built upon on a recurring revenue stream, from a firmly established customer base with continued growth potential in emerging regions, where we are market leaders. This underlies our expectations for continued growth in our subscriber base throughout 2009,” concluded Mr. Sheratzky.

Conference Call Information

The Company will be hosting a conference call today, February 23rd, 2009, at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 10 minutes before the conference call commences.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

US Dial-in Number: 1 888 723 3164
ISRAEL Dial-in Number: 03 918 0691
CANADA Dial-in Number: 1 866 958 6867
INTERNATIONAL Dial-in Number: +972 3 918 0691
At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

Safe Harbor Statement

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 511,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1100 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrahi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620

** FINANCIAL TABLES TO FOLLOW **

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31 ,
(in thousands)	2008	2007

Current assets
Cash and cash equivalents	25,509	28,669
Investments in marketable securities	30,159	9,558
Accounts receivable (net of allowance for doubtful accounts)	26,729	27,578
Other current assets	5,500	83,783
Inventories	11,659	13,258

	99,556	162,846

Long-term investments and debit balances
Investments in affiliated companies	180	191
Investments in other companies	3,464	1,678
Accounts receivable	-	49
Other current assets	1,139	-
Loan to former employee	558	560
Deposit	304	-
Deferred income taxes	6,544	5,850
Funds in respect of employee rights upon retirement	2,792	2,513

	14,981	10,841

Property and equipment, net	27,074	24,440

Intangible assets, net	6,967	8,801

Goodwill	9,730	9,631

Total assets	158,308	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2008	2007

Current liabilities
Credit from banking institutions	320	318
Accounts payable	11,642	12,703
Deferred revenues	4,821	5,801
Other current liabilities	16,179	33,592

	32,962	52,414

Long-term liabilities
Liability for employee rights upon retirement	4,747	4,085
Deferred income taxes	1,617	1,715

	6,364	5,800

Minority interest	3,124	2,860

Capital Notes	5,894	5,894

Total shareholders' equity	109,964	149,591

Total liabilities and shareholders' equity	158,308	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars			US dollars
	Year ended December 31,			Three month period ended December 31,
(in thousands except per share data)	2008	2007	2007	2008	2007	2007
			Pro-Forma(*)			Pro-Forma(*)

Revenues:
Location-based services	86,051	64,634	64,634	20,801	18,111	18,111
Wireless communications products	46,565	60,204	39,954	8,603	17,992	11,435

	132,616	124,838	104,588	29,404	36,103	29,546

Cost of revenues:
Location-based services	31,801	23,630	23,630	7,813	6,901	6,901
Wireless communications products	37,611	44,009	34,306	7,454	12,205	9,046

	69,412	67,639	57,936	15,267	19,106	15,947

Gross profit	63,204	57,199	46,652	14,137	16,997	13,599
Research and development expenses	408	2,991	394	101	781	93
Selling and marketing expenses	9,628	8,218	7,302	2,146	2,687	2,515
General and administrative expenses	27,505	22,629	21,134	6,703	6,758	6,330
Other expenses (income), net	3	(49,138)	-	-	(49,140)	-

Operating income	25,660	72,499	17,822	5,187	55,911	4,661
Other expenses	(1,617)	-	-	(1,617)	-	-
Financing income (expenses) , net	(166)	1,227	1,825	5,267	51	569

Income before taxes on income	23,877	73,726	19,647	8,837	55,962	5,230
Taxes on income	(7,896)	(20,953)	(5,269)	(2,789)	(16,043)	(1,269)

	15,981	52,773	14,378	6,048	39,919	3,961
Share in losses of affiliated
companies, net	(25)	(516)	(210)	(3)	(355)	(49)
Minority interests in income of
subsidiaries	(1,074)	(783)	(694)	(162)	(233)	(217)

Net income for the period	14,882	51,474	13,474	5,883	39,331	3,695

Earnings per share:
Basic	0.69	2.21	0.58	0.28	1.68	0.16

Diluted	0.69	2.20	0.58	0.28	1.68	0.16

Weighted average number of shares
outstanding (in thousands):
Basic	21,432	23,315	23,315	20,968	23,408	23,408

Diluted	21,440	23,422	23,422	20,977	23,417	23,417

(*) Exclude the contribution of Telematics Wireless LTD – the sale of the company was completed on December 31, 2007.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	14,882	51,474	5,883	39,331
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	10,115	8,080	2,783	3,185
Exchange differences on principal of deposit and loan, net	73	(78)	1	(21)
Gains in respect of marketable securities	(2,108)	(437)	(2,024)	(87)
Gain from sale of subsidiary , net	-	(36,373)	-	(36,373)
Other Investment write off	1,617	-	1,617	-
Increase (decrease) in liability for employee rights upon retirement	615	1,293	101	697
Share in losses of affiliated companies, net	25	516	3	355
Deferred income taxes	(746)	991	(371)	(627)
Capital loses (gains) on sale of property and equipment, net	130	(5)	11	43
Minority interests in profits of subsidiaries, net	1,074	783	162	233
Decrease (increase) in accounts receivable	1,218	(8,556)	2,768	(4,901)
Decrease (increase) in other current assets	(2,704)	724	(1,080)	1,382
Decrease (increase) in inventories and contracts in process, net	1,752	(3,645)	595	1,259
Increase (decrease) in accounts payable	(1,208)	1,799	(1,644)	1,967
decrease in deferred revenues	(1,047)	(32)	(672)	(1,384)
Increase (decrease) in other current liabilities	3,568	(3,773)	896	(285)

Net cash provided by operating activities	27,256	12,761	9,029	4,774

Cash flows from investing activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(250)	(678)	150	(79)
Capital expenditures	(16,947)	(9,641)	(5,553)	(1,978)
Acquisition of subsidiary (Appendix A)	-	(8,549)	-	-
Deposit	(369)	-	-	-
Proceeds from sale of property and equipment	233	195	23	14
Purchase of intangible assets and minority interest	-	(64)	-	(33)
Investment in affiliated company	(3,397)	(1,447)	(3,397)	-
Investment in marketable securities	(33,211)	(5,488)	(31,431)	(2,219)
Sale of marketable securities	13,420	13,982	1,396	2,618
Investment in subsidiary	(354)	-	-	-
Proceeds from sale of subsidiary	(58,720)	-	-	-
Loan granted to former employee	-	(560)	-	(560)
Subsidiary no longer consolidated (Appendix B )	-	(6,938)	-	(6,938)

Net cash used in investment activities	17,845	(19,188)	(38,812)	(9,175)

Cash flows from financing activities
Short-term credit from banking institutions, net	(2)	160	(8,256)	(400)
Repayment of long-term loans	-	(3,500)	-	-
Dividend paid	(29,140)	(4,839)	-	-
Proceeds from exercise of options by employees	-	12	-	-
Purchase of company's shares	(24,154)	(4,873)	(67)	(4,873)

Net cash used in financing activities	(53,296)	(13,040)	(8,323)	(5,273)

Effect of exchange rate changes on cash and cash equivalents	5,035	4,324	(2,526)	2,514

Net increase (decrease) in cash and cash equivalents	(3,160)	(15,143)	(40,632)	(7,160)
Balance of cash and cash equivalents at beginning of period	28,669	43,812	66,141	35,829

Balance of cash and cash equivalents at end of period	25,509	28,669	25,509	28,669

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Appendix A – Acquisition of subsidiaries

US dollars
(in thousands)	Year ended December 31, 2007

Working capital (excluding cash and cash equivalents ), net	1,280
Deferred income taxes	(1,583)
Funds in respect of employee rights upon retirement	408
Property and equipment , net	397
Intangible assets , net	6,719
Goodwill	5,220
Liability for employee rights upon retirement	(729)
Long term loan	(3,163)

8,549

Appendix B – Company no longer consolidated

US dollars
(in thousands)	Year ended December 31, 2007

Working capital (excluding cash and cash equivalents ), net	50,031
Inventory ( including contracts in process )	(4,408)
Funds in respect of employee rights upon retirement	(2,968)
Deposit	(1,680)
Investment in affiliated company	(144)
Deferred income taxes	(347)
Property and equipment , net	(1,254)
Goodwill	(479)
Liability for employee rights upon retirement	3,803
Minority interest	757
Gain from sale of subsidiary (*)	(36,373)

6,938

(*) Net of income taxes in an amount of US $ 13,734 thousand